FEDERAL DEPOSIT INSURANCE CORPORATION

WASHINGTON, D.C.

In the Matter of
CAROLINA FIRST BANK GREENVILLE, SOUTH CAROLINA (INSURED STATE NONMEMBER BANK)	CONSENT ORDER FDIC-10-121b

The Federal Deposit Insurance Corporation (“FDIC”) is the appropriate Federal banking agency for Carolina First Bank, Greenville, South Carolina (“Bank”). under 12 U.S.C. § 1813(q).

The Bank, by and through its duly elected and acting Board of Directors (“Board”), has executed a “Stipulation to the issuance of a Consent Order” (“STIPULATION”), dated April 29, 2010, that is accepted by the FDIC and the Commissioner of the South Carolina Board of Financial Institutions (the “Commissioner”). The Commissioner may issue an order pursuant to the provisions of S.C. Code Ann. § 34-1-60.

With the STIPULATION, the Bank has consented, without admitting or denying any charges of unsafe or unsound banking practices or violations of law and/or regulation relating to weaknesses in capital, asset quality, management, earnings, and liquidity, to the issuance of this Consent Order (“ORDER”) by the FDIC and the Commissioner.

Having determined that the requirements for issuance of an order under 12 U.S.C. § 1818(b) and S.C. Code Ann. § 34-1-60 have been satisfied, the FDIC and the

Commissioner hereby order that:

BOARD OF DIRECTORS

1.           (a)           Beginning with the effective date of this ORDER, the Board shall increase its participation in the affairs of the Bank, assuming full responsibility for the approval of sound policies and objectives and for the supervision of all of the Bank’s activities, consistent with the role and expertise commonly expected for directors of banks of comparable size.  The Board shall prepare in advance and follow a detailed written agenda for each meeting, including consideration of the actions of any committees.  Nothing in the foregoing sentences shall preclude the Board from considering matters other than those contained in the agenda.  This participation shall include meetings to be held no less frequently than monthly at which, at a minimum, the following areas shall be reviewed and approved: reports of income and expenses; new, overdue, renewal, insider, charged-off, and recovered loans, including loan-to-value exceptions; investment activity; operating policies; and individual committee actions.  Board minutes shall document these reviews and approvals, including the name of any dissenting directors.

(b)           Within 30 days from the effective date of this ORDER, the Board shall establish a Board committee (“Directors’ Committee”), consisting of at least four members, to oversee the Bank’s compliance with the ORDER.  Three of the members of the Directors’ Committee shall not be officers of the Bank.  The Directors’ Committee shall receive from Bank management monthly reports detailing the Bank’s actions with respect to compliance with the ORDER.  The Directors’ Committee shall present a report detailing the Bank’s adherence to the ORDER to the Board at each regularly scheduled Board meeting.  Such report shall be recorded in the appropriate minutes of the Board’s meeting and shall be retained in the Bank’s records.  Establishment of this committee does nt in any way diminish the responsibility of the entire Board to ensure compliance with the provisions of this ORDER.

MANAGEMENT

2,           The Bank shall have and retain qualified management.

(a)           Within 60 days from the effective date of this ORDER, the Board shall:

(i)
Analyze and assess the Bank’s management and staffing needs, addressing those specific areas identified in the Joint Report of Examination dated as of January 2, 2009 (“Report”) as requiring attention: and

(ii)
Produce a written plan (“written management plan”) which shall address those areas identified in the Report, including staffing, management of the areas, overall effectiveness, placement in the overall management structure, and the scope and timing of any remediation activities.

(b) The written management plan and any subsequent ORDER thereto shall be submitted to the Regional Director of the FDIC’s Atlanta Regional Office (“Regional Director”) and the Commission (collectively, “Supervisory Authorities”) for review and comment.  No more than 30 days from the receipt of any comment from the Supervisory Authorities, and after consideration of such comment, the Board shall approve the written management plan and/or any subsequent ORDER thereto which approval shall be recorded in the minutes of the Board.  Thereafter, the Bank and its Bank-affiliated parties shall implement and follow the written management plan and/or any subsequent ORDER.

(c) During the life of this ORDER, the Bank shall notify the Supervisory Authorities in writing of the resignation or termination of any of the Bank’s directors or senior executive officers.  Prior to the addition of any individual to the Board or the employment of any individual as a senior executive officer, the Bank shall comply with the requirements of Section 32 of the Act, 12 U.S.C. § 1831i,, and Subpart F of Part 303 of the FDIC’s Rules and Regulations, 12 C.F.R. §§ 303.100-303.104 and any requirement of the State of South Carolina for prior notification and approval.

(d) While this ORDER is in effect, the Bank shall comply with the requirements of Part 359 of the FDIC’s Rules and Regulation, 12 C.F.R. Part 359.

CAPITAL

3.           (a)           Within 120 days from the effective date of this ORDER, the Bank shall have a Leverage Ratio of not less than 8 percent and a Total Risk-Based Capital Ratio of not less than 12 percent.  The Leverage and total Risk-Based Capital ratios shall be calculated using the definitions contained in Section 325.2 of the FDIC’S Rules and Regulations, 12 C.F.R. § 325.2.  Thereafter, in the event the Leverage Ratio falls below 8 percent or the Total Risk-Based Capital Ratio falls below 12 percent, the Supervisory Authorities should be notified in writing and capital shall be increased in an amount sufficient to meet the ratios required by this provision within 30 days.

(b)           The amount of capital needed to maintain the ratios at the levels required in paragraph 3(a) shall be in addition to a fully funded allowance for loan and lease losses (“ALLL”), the adequacy of which shall be satisfactory to the Supervisory Authorities as determined at subsequent examinations and/or visitations.

(c)           Within 60 days from the effective date of this ORDER, the Bank shall submit to the Supervisory Authorities a written capital plan.  Such capital plan shall detail the steps that the Bank shall take to achieve and maintain the capital requirements set forth in paragraph 3(a) above.  In developing the capital plan, the Bank must take into consideration:

(i)	the volume of the Bank’s adversely classified assets;

(ii)	the nature and level of the Banks’ asset concentrations;

(iii)	the adequacy of the Bank’s ALLL;

(iv)	the anticipated level of retain earnings;

(v)	the Bank’s cumulative loss estimates;

(vi)	anticipated and contingent liquidity needs; and

(vii)	the source and timing of additional funds to fulfill future capital needs.

(d)           In addition, the capital plan must include a contingency plan in the event that the Bank has:

(i)	failed to maintain the minimum capital ratios required by paragraph 3(a)

(ii)	failed to submit an acceptable capital plan as required by this paragraph; or

(iii)
has failed to implement or adhere to a capital plan to which the Supervisory Authorities have taken no written objection pursuant to this paragraph.  Said contingency plan shall include a plan to sell or merge the Bank.  The Bank shall implement the contingency plan upon written notice from the Regional Director.

(e)           Any increase in Leverage Ratio and Total Risk-Based Capital necessary to meet the requirements of paragraph 3 of this ORDDER may be accomplished by the following:

(i)	the sale of common stock’

(ii)	the sale of non-cumulative perpetual preferred stock;

(iii)	the direct contribution of cash by the Board, shareholders;

(iv)	any other means acceptable to the Supervisory Authorities; or

(v)	any combination of the above means.

Any increase in Leverage Ratio and total Risk-Based Capital necessary to meet the requirement of paragraph 3 of this ORDER may not be accomplished through a negative provision to the Bank’s ALLL.

(f) If all or part of the increase in Leverage Ratio and Total Risk-Based Capital required by paragraph 3 of this ORDER is accomplished by the sale of securities, the Board shall adopt and implement a plan for the sale of such additional securities, including the voting of any shares owned or proxies held or controlled by them in favor of the plan.  Should the implementation of the plan involve a public distribution of the Bank’s securities (including a distribution limited only to the Bank’s existing shareholders), the Bank shall prepare offering materials fully describing the securities being offered, including an accurate description of the financial condition of the Bank and the circumstances giving rise to the offering, and any other materials disclosures necessary to comply with Federal securities laws.  Prior to the implementation of the plan and, in any event, not less than 20 days prior to the dissemination of such materials, the plan and any materials used in the sale of the securities shall be submitted to the FDIC, Division of Supervision and Consumer Protection, Accounting and Securities Disclosure Section, 550 17th Street, N.W., Room F-6066, Washington, D.C. 20429 and to the Commission, South Carolina Board of Financial Institutions, 1205 Pendleton Street, Suite 305, Columbia, South Carolina 29201.  Any changes requested to be made in the plan or materials shall be made prior to their dissemination.  If the increase in Leverage Ratio and Total Risk-Based Capital is provided by the sale of non-cumulative perpetual preferred stock, then all terms and condition of the issue, including but not limited to those terms and conditions relative to dividend rate and convertibility factor, shall be presented to the Supervisory Authorities for prior approval.

(g) In complying with the provisions of paragraph 3 of this ORDER, the Bank shall provide to any subscriber and/or purchaser of the Bank’s securities, a written notice of any planned or existing development or other changes, which are materially different from the information reflected in any offering materials used in connection with the sale of Bank securities. The written notice required by this paragraph shall be furnished within 10 days from the date such material development or change was planned or occurred, whichever is earlier, and shall be furnished to every subscriber and/or purchaser of the Bank’s securities who received or was tendered the information contained in the Bank’s original offering materials.

(h) For the purposes of this ORDER, the terms “Leverage Ratio”, “Tier 1 capital,” “total risk-based capital,” and “total assets” shall have, the meanings ascribed to them in Part 325 of the FDIC Rules and Regulations, 12 C.F.R. §§ 325.2(m), 325.2(y), 325.2(v) and 325.2(x), respectively.

LIQUIDITY AND FUNDS MANAGEMENT POLICY

4.           (a)           Within 30 days from the effective date of this ORDER, the Bank shall adopt and implement a written plan addressing liquidity, contingency funding, and asset liability management.  A copy of the plan shall be submitted to the Supervisory Authorities upon its completion for review and comment.  Within 30 days from the receipt of any comments from the Supervisory Authorities, the Bank shall incorporate those recommended changes.  Thereafter, the Bank shall implement and follow the plan. Quarterly during the life of this ORDER, the Bank shall review the plan for adequacy and, based upon such review, shall make appropriate revisions to the plan that are necessary to strengthen funds management procedures and maintain adequate provisions to meet the Bank’s liquidity needs.

REDUCTION OF CRITICIZED ASSETS

5.           (a)           Within 60 days from the effective date of this ORDER, the Bank shall formulate a written plan to reduce the Bank’s risk exposure in relationships with assets in excess of $5,000,000 criticized as “Substandard”, “Doubtful”, or “Special Mention” in the Report.  For purposes of this paragraph, “reduce” means to collect, charge off, or improve the quality of the asset so as to warrant its removal from adverse criticism by Supervisory Authorities.  In development of the plan mandated by this paragraph, the Bank shall, at a minimum, and with respect to each adversely criticized loan or lease, review, analyze, and document the financial position of the borrower including the source of repayment, repayment ability, and alternative repayment sources, as well as the value and accessibility of any pledged or assigned collateral, and any possible actions to improve the Bank’s collateral position.

(b)           In addition, the written plan mandated by this paragraph shall also include, but not be limited to, the following:

(i)
a schedule for reducing the outstanding dollar amount of each adversely criticized asset, including timeframes for achieving the reduced dollar amounts (at a minimum, the schedule for each adversely criticized asset must show its expected dollar balance on a quarterly basis);

(ii)	a specific actions plan intended to reduce the Bank’s risk exposure in each criticized asset;

(iii)
a schedule showing, on a quarterly basis, the expected consolidated balance of all adversely criticized assets, and the ratio of the consolidated balance to the Bank’s projected Tier 1 capital plus the ALLL:

(iv)	a provision for the Bank’s submission of monthly written progress report to its Board; and

(v)	a provision mandating Board review of the progress reports, with a notation of the review recorded in the Board minutes.

(c) The plan mandated by this paragraph shall further require a reduction in the aggregate balance of assets criticized as “Substandard” and “Doubtful” in the Report in accordance with the following schedule.  For purposes of this paragraph, “number of days” means number of days from the effective date of the ORDER.

(i)	within 180 days , a reduction of fifteen percent (15%) in the balance of assets criticized “Substandard” of “Doubtful.”

(ii)	within 360 days, a reduction of thirty-five percent (35%) in the balance of assets criticized “Substandard” or “Doubtful.”

(iii)	within 540 days, a reduction of sixty percent (60%) in the balance of assets criticized “Substandard” or “Doubtful.”

(iv)	within 720 days, a reduction of seventy-five (75%) in the balance of assets criticized “Substandard” or “Doubtful.”

(d) The requirements of this paragraph do not represent standards for future operations of the Bank. Following compliance with the above reduction schedule, the Bank shall continue to reduce the total volume of adversely criticized assets.

(e) Within 60 days from the effective date of this ORDER, the Bank shall submit the written reduction plan to the Supervisory Authorities for review and comment. Within 30 days from receipt of any comment from the Supervisory Authorities, and after due consideration of any recommended changes, the Bank shall approve the plan, which approval shall be recorded in the minutes of the meeting of the Board. Thereafter, the Bank shall implement and fully comply with the plan. Such plans shall be monitored and progress reports thereon shall be submitted to the Supervisory Authorities at 90–day intervals concurrently with the other reporting requirements set forth in this ORDER.

CHARGE-OFF

6.          (a)           Within 30 days from the effective date of the ORDER, the Bank shall eliminate from its books, by charge-off or collection, 50 percent of those assets classified “Doubtful” in the Report that have not been previously collected or charged-off. If an asset is classified “Doubtful”, the Bank may, in the alternative, charge off the amount that is considered uncollectible in accordance with the Bank’s written analysis of loan or lease impairment. Such analysis shall be accomplished in accordance with generally accepted accounting principles and the Federal Financial Institutions Examination Council’s Instructions for the Reports of Condition and Income, Interagency Statements of Policy on the ALLL, and other applicable regulatory guidance that addresses the adequacy of the Bank’s ALLL. Elimination of any of these assets through proceeds of other loans made by the Bank is not considered collection for purposes of this paragraph.

(b)           Additionally, while this ORDER remains in effect, the Bank shall, within 30 days from the receipt of any official Report of Examination of the Bank from the FDIC or the Commissioner, eliminate from its books, by collection, charge-off, or other proper entries, the remaining balance of any asset classified “Loss” and 50 percent of the those classified “Doubtful” unless otherwise approved in writing by the Supervisory Authorities.

ALLOWANCE FOR LOAN AND LEASE LOSSES

7.
Within 60 days from the effective date of the ORDER, the Board shall review the ALLL and establish a comprehensive policy for determining the adequacy of the ALLL. For the purpose of this determination, the adequacy of the ALLL shall be determined after the charge-off of all loans or other items classified “Loss” and all charge-offs made in accordance with paragraph 6 of the ORDER. The policy shall provide for a review of the ALLL at least once each calendar quarter. Said review shall be completed in time to properly report the ALLL in the quarterly Reports of Condition and of Income. The review shall focus on the results of the Bank’s internal loan review, loan and lease loss experience, trends of delinquent and non-accrual loans, and estimate of potential loss exposure of significant credits, concentrations of credit, and present and prospective economic conditions. A deficiency in the ALLL shall be remedied in the calendar quarter it is discovered, prior to submitting the Reports of Condition and Income, by a charge to current operating earnings. The minutes of the Board meeting at which such review is undertaken shall indicate the results of the review. The Bank’s policy for determining the adequacy of the ALLL and its implementation shall be satisfactory to the Supervisory Authorities.

REDUCTION OF CONCENTRATIONS OF CREDIT

8. Within 30 days from the effective date of the ORDER, the Bank shall continue to review and update its risk segmentation analysis with respect to the Concentration of Credit identified in the Report. Concentrations should be identified by product type, geographic distribution, underlying collateral or other asset groups, which are considered economically related and in the aggregate represent a large portion of the Bank’s Tier 1 capital.  The Bank shall provide a copy of its updated analysis to the Supervisory Authorities. The Bank shall develop a plan to reduce any segment of the portfolio which the Supervisory Authorities deem to be an undue concentration of credit in relation to the Bank’s Tier 1 capital. The plan and its implementation shall be in a form and manner acceptable to the Supervisory Authorities.

RESTRICTIONS ON ADVANCES TO ADVERSELY CLASSIFIED  BORROWERS

9.          (a)           As of the effective date of this ORDER, the Bank shall not extend, directly or indirectly, any additional credit to, or for the benefit of, any borrower who has a loan or other extension of credit from the Bank that has been charged off or classified, in whole or in part "Loss" or "Doubtful" and is uncollected. The requirements of this paragraph shall not prohibit the Bank from renewing (after collection in cash of interest due from the borrower) any credit already extended to any borrower.

(b)           Additionally, during the life of this ORDER, the Bank shall not extend, directly or indirectly, any additional credit to, or for the benefit of, any borrower who has a loan or other extension of credit from the Bank that has been classified, in whole or part, "Substandard" or is listed for "Special Mention" and is uncollected

(c)           Paragraph 9(b) shall not apply if the Bank’s failure to extend further credit to a particular borrower would be detrimental to the best interests of the Bank. Prior to the extension of any additional credit pursuant to this paragraph, in the form of a further advance of funds, such additional credit shall be approved by a majority of the Board or a designated committee thereof, who shall certify in writing:

(i) why the failure of the Bank to extend such credit would be detrimental to the best interests of the Bank;

(ii) that the Bank's position would be improved thereby; and

(iii) how the Bank's position would be improved.

(d) The signed certification shall be made a part of the minutes of the Board or its designated committee and a copy of the signed certification shall be retained in the borrower's credit file.

LENDING AND COLLECTION POLICIES

10.           (a)           Within 90 days from the effective date of this ORDER, the Bank shall revise, adopt, and implement written lending and collection policies to address all underwriting and credit administration criticism noted in the Report. In addition, the Bank shall obtain adequate and current documentation for all loans in the Bank's loan portfolio.  Such policy and its implementation shall be in a form and manner acceptable to the Supervisory Authorities.

(b)  The Board shall adopt procedures whereby officer compliance with the revised loan policy is monitored and responsibility for exceptions thereto assigned. The procedures adopted shall be reflected in the minutes of a Board meeting at which all members are present and the vote of each is noted.

INTERNAL LOAN REVIEW

11.           Within 90 days of the effective date of this ORDER, the Bank shall adopt an effective internal loan review and grading process to provide for the periodic review of the Bank's loan portfolio in order to identify and categorize the Bank's loans, and other extensions of credit which are carried on the Bank's books as loans, on the basis of credit quality. Such system and its implementation shall be satisfactory to the Supervisory Authorities as determined at their initial review and at subsequent examinations and/or visitations.

WRITTEN STRATEGIC PLAN

12.           Within 90 days from the effective date of this ORDER, the Bank shall prepare and submit to the Supervisory Authorities its written strategic plan consisting of long-term goals designed to improve the condition of the Bank and its viability and strategies for achieving those goals. At a minimum the plan shall establish objectives for the Bank's earnings performance, growth, balance sheet mix, liability structure, capital adequacy, and reduction of nonperforming and underperforming assets, together with strategies for achieving those objectives. The plan shall also identify capital, funding, managerial and other resources needed to accomplish its objectives. The plan shall be in a form and manner acceptable to the Supervisory Authorities, but at a minimum shall cover three years and provide specific objectives for asset growth, market focus, earnings projections, capital needs, and liquidity position.

PLAN TO IMPROVE EARNINGS/BUDGET

13.           (a)           Within 90 days from the effective date of this ORDER, the Bank shall formulate and fully implement a written plan and a comprehensive budget for all categories of income and expense for the calendar year ending 2010. The plan and budget shall include formal goals and strategies, consistent with sound banking practices and taking into account the Bank's other written policies, to improve the Bank's net interest margin, increase interest income, reduce discretionary expenses, and improve and sustain earnings of the Bank.  The plan shall include a description of the operating assumptions that form the basis for and adequately support major projected income and expense components. Thereafter, the Bank shall formulate such a plan and budget by November 30 preceding each subsequent budget year.

(b)  The plan and budget and any subsequent modification thereto shall be submitted to the Supervisory Authorities for review and comment. Within 30 days after the receipt of any comment from the Supervisory Authorities, the Board shall approve the plan and budget or subsequent modification thereto, which approval shall be recorded in the minutes of the meeting of the Board.

(c)           Following the end of each calendar quarter, the Board shall evaluate the Bank's actual performance in relation to the plan and budget and shall record the results of the evaluation, and any actions taken by the Bank, in the minutes of the Board meeting at which such evaluation is undertaken.

BROKERED DEPOSITS

14.           (a)           Throughout the effective life of this ORDER, the Bank shall not accept, renew, rollover any brokered deposit, as defined by 12 C.F.R. § 337.6(a)(2), unless it is in compliance with the requirements of 12 C.F.R. § 337.6(b), governing solicitation and acceptance of brokered deposits by insured depository institutions

        (b)     The Bank shall comply with the restrictions on the effective yields on deposits as described in 12 C.F.R. § 337.6.

RESTRICTIONS ON CERTAIN PAYMENTS

15.           (a)           While this ORDER is in effect, the Bank shall not declare or pay dividends or bonuses without the prior written approval of the Supervisory Authorities.  All requests for prior approval shall be received at least 30 days prior to the proposed dividend or bonus payment declaration date (at least 5 days with respect to any request filed within the first 30 days after the effective date of this ORDER) and shall contain, but not be limited to, an analysis of the impact such dividend or bonus payment would have on the Bank's capital, income, and/or liquidity positions.

(b)           During the term of this ORDER, the Bank shall not make any distributions of interest, principal or other sums on subordinated debentures, if any, without the prior approval of the Supervisory Authorities.

ASSET GROWTH LIMITATIONS

16.           During the life of this ORDER, the Bank shall limit asset growth to no more than ten percent (l0%) per calendar year and in no event shall asset growth result in noncompliance with the capital maintenance provisions of this ORDER without receiving prior written approval of the Supervisory Authorities.

PROGRESS REPORTS

17.           Within 30 days from the end of the first quarter following the effective date of this ORDER, and within 30 days of the end of each quarter thereafter, the Bank shall furnish written progress reports to the Supervisory Authorities detailing the form and manner of any actions taken to secure compliance with this ORDER and the results thereof.  Such reports shall include a copy of the Bank's Reports of Condition and of Income. Such reports may be discontinued when the corrections required by this ORDER have been accomplished and the Supervisory Authorities have released the Bank in writing from making further reports.  All progress reports and other written responses to this ORDER shall be reviewed by the Board and made a part of the minutes of the appropriate Board meeting.

DISCLOSURE

18.  Following the issuance of this ORDER, the Bank shall provide to its shareholder or otherwise furnish a description of this ORDER in conjunction with the Bank's next shareholder communication or in conjunction with its notice or proxy statement preceding the Bank's next shareholder meeting. The description shall fully describe the ORDER in all material respects.  The description and any accompanying communication, statement or notice shall be sent to the FDIC, Division of Supervision and Consumer Protection, Accounting and Securities Disclosure Section, 550 17th Street, N.W., Room F-6066, Washington, D.C. 20429 and to the Commissioner, South Carolina Board of Financial Institutions, 1205 Pendleton Street, Suite 305, Columbia, South Carolina, 29201, to review at least twenty (20) days prior to dissemination to shareholders. The Bank shall make any changes required by the Supervisory Authorities prior to dissemination of the description, communication, notice, or statement.

The provisions of this ORDER shall not bar, estop, or otherwise prevent the FDIC, the Commissioner, or any other federal or state agency or department from taking any other action against the Bank or any of the Bank’s current or former institution-affiliated parties.

This ORDER shall be effective on the date of issuance.

The provisions of this ORDER shall be binding upon the Bank, its institution-affiliated parties, and any successors and assigns thereof.

The provisions of this ORDER shall remain effective and enforceable except to the extent that and until such time as any provision has been modified, terminated, suspended, or set aside in writing.

Issued Pursuant to Delegated Authority.

Dated this 30th day of April, 2010.

/s/  Doreen R. Eberley
Doreen R. Eberley
Acting Regional Director
Atlanta Region
Federal Deposit Insurance Corporation

The Commissioner of the South Carolina Board of Financial Institutions having duly approved the foregoing ORDER, and the Bank, through its Board, agree that the issuance of the said ORDER by the Federal Deposit Insurance Corporation shall be binding as between the Bank and the Commissioner to the same degree and legal effort that such ORDER would be binding on the Bank if the Commissioner had issued a separate ORDER that included and incorporated all of the provisions of the foregoing ORDER pursuant to S.C. Code Ann. § 34-1-60.

Dated This 30th day of April, 2010

/s/  Louie A. Jacobs
Louie A. Jacobs
Commissioner
South Carolina Board of
Financial Institutions